UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  TF Purifiner, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  872405998

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
                630 Fifth Avenue, Suite 918
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                         12/18/96

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement   .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     872405998

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Garo H. Armen            S.S. #



2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC, AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power

         850,000 (including warrants to purchase 450,000 shares of Common Stock)


8.   Shared Voting Power


9.   Sole Dispositive Power

         850,000 (including warrants to purchase 450,000 shares of Common Stock)


10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting

Person

         850,000 (including warrants to purchase 450,000 shares of Common Stock)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         15.2%


14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.

CUSIP No.     872405998

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Armen Partners, L.P.


2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         Organized under the laws of Delaware


7.   Sole Voting Power

         487,500 (including warrants to purchase 162,500 shares of Common Stock)


8.   Shared Voting Power


9.   Sole Dispositive Power

         487,500 (including warrants to purchase 162,500 shares of Common Stock)


10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         487,500 (including warrants to purchase 162,500 shares of Common Stock)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         8.7%


14.  Type of Reporting Person*

         PN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock

(the "Common Stock") of TF Purifiner, Inc. ("TF Purifiner,

Inc.").  The principal executive office of TF Purifiner is

located at 3020 High Ridge Road, Suite 100, Boynton Beach,

Florida  33426-8701.

2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Dr. Garo

H. Armen and Armen Partners, L.P. the Partnership, (the

"Partnership"), an investment limited partnership, of which

Dr. Armen and Armen Capital Management Corp., a corporation

of which Dr. Armen is the principal, are the general

partners (Dr. Armen is the managing partner).  Dr. Armen's

principal office is located at 630 Fifth Avenue, Suite 918,

New York, New York  10111.

         Dr. Armen has not, during the last five years, been

convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Dr. Armen has not,

during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Dr. Armen is a citizen of the United States of

America.  The Partnership was formed under the laws of the

State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Dr. Armen is deemed to

beneficially own 850,000 shares of Common Stock (including

warrants to purchase 450,000 shares of Common Stock).  The

Common Stock is held by (i) the Partnership, (ii) Armen

Partners Offshore Fund, Ltd. (the "Fund"), an offshore

investment fund to which Armen Capital Management Corp. acts as investment manager, (iii) GHA Management Corporation (the

"Corporation"), a corporation wholly-owned by Dr. Armen, and

(iv) Armen Capital Management Corp.  The Common Stock was

purchased in a privately negotiated transaction at an

aggregate cost of $800,000.  The funds for the purchase of

the Common Stock held by the Partnership came from capital

contributions to the Partnership by its general and limited

partners.  The funds for the purchase of Common Stock held

by the Fund came from contributions by the Fund's

shareholders.  The funds for the purchase of the Common

Stock held by the Corporation came from Dr. Armen's personal funds.  The funds for the purchase of the warrants held by

Armen Capital Management Corp. came from working capital.

Funds for the purchase of Common Stock also came from margin loans entered in the ordinary course of business.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock deemed to be beneficially owned by

Dr. Armen and the Partnership were acquired for, and are

being held for, investment purposes.  The reporting persons

may acquire additional Common Stock, dispose of all or some

of the Common Stock from time to time, in each case in open market transactions, block sales or purchases or otherwise,

or may continue to hold the Common Stock.

         The reporting persons do not have any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to Schedule

13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be

the beneficial owner of 850,000 shares of Common Stock

(including warrants to purchase 450,000 shares of Common

Stock) of TF Purifiner, of which the Partnership holds

487,500 shares of Common Stock (including warrants to

purchase 162,500 shares of Common Stock).  Based on

information provided by the management of TF Purifiner (and

assuming the warrants are exercised), there are believed to

be 5,593,000 shares of Common Stock of TF Purifiner

outstanding.  Therefore, Dr. Armen beneficially owns

approximately 15.2%  of the outstanding shares of Common

Stock, of which the Partnership beneficially owns 8.7%.

Dr. Armen has the power to vote and dispose of or direct the disposition and direct the vote of all of the shares of

Common Stock of which he is currently deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         The reporting persons do not have any contract,

arrangement, understanding or relationship with any person

with respect to the Common Stock of TF Purifiner.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the shares of TF Purifiner that were

effected by the reporting persons during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



April 30, 1997




                                  /s/ Garo H. Armen
                                  Garo H. Armen



                                  Armen Partners, L.P.



                                  By: /s/Garo H. Armen
                                      Garo H. Armen
                                      General Partner












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00875001.AI3



                         EXHIBIT A


                 SCHEDULE OF TRANSACTIONS


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)



















































                            10
00875001.AI3